UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

NIO Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.00025 per share

(Title of Class of Securities)

G6525F 102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Bin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 174,467,776[1] ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 174,467,776 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,467,776 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%.[2] See Item 4.
12	TYPE OF REPORTING PERSON IN

[1]

Includes (i) 9,000,000 Class A ordinary shares issuable to Mr. Li upon exercise of options within 60 days after December 31, 2020, (ii) 4,778,523 Class A ordinary shares and 84,234,928 Class C ordinary shares held on record by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Li, (iii) 26,454,325 Class C ordinary shares held on record by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Li, (iv) 12,189,253 Class A ordinary shares and 37,810,747 Class C ordinary shares held on record by NIO Users Limited, a holding company held upon the terms of the NIO Users Trust, under which Mr. Li has reserved certain powers to himself. Each Class C Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class C Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class C Ordinary Share is entitled to eight votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

[2]	Assumes conversion of all Class B ordinary shares and Class C ordinary shares into Class A ordinary shares.

1	NAMES OF REPORTING PERSONS Originalwish Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 89,013,451 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 89,013,451 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,013,451 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7.[1] See Item 4.
12	TYPE OF REPORTING PERSON CO

[1]	Assumes conversion of all Class B ordinary shares and Class C ordinary shares into Class A ordinary shares.

1	NAMES OF REPORTING PERSONS mobike Global Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,454,325 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,454,325 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,454,325 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%.[1] See Item 4.
12	TYPE OF REPORTING PERSON CO

[1]	Assumes conversion of all Class B ordinary shares and Class C ordinary shares into Class A ordinary shares.

1	NAMES OF REPORTING PERSONS NIO Users Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,000,000 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,000,000 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%.[1] See Item 4.
12	TYPE OF REPORTING PERSON CO

[1]	Assumes conversion of all Class B ordinary shares and Class C ordinary shares into Class A ordinary shares.

1	NAMES OF REPORTING PERSONS NIO Users Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,000,000 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,000,000 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%.[1] See Item 4.
12	TYPE OF REPORTING PERSON CO

[1]	Assumes conversion of all Class B ordinary shares and Class C ordinary shares into Class A ordinary shares.

ITEM 1(a).	NAME OF ISSUER:

NIO Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building 20, No. 56 AnTuo Road
Jiading District, Shanghai, 201804
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Bin Li

Originalwish Limited

mobike Global Ltd.

NIO Users Limited

NIO Users Trust

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Bin Li
Building 20, No. 56 AnTuo Road
Jiading District, Shanghai, 201804
People’s Republic of China

Originalwish Limited
Sertus Chambers, P.O. Box 905
Quastisky Building, Road Town
Tortola, British Virgin Islands

mobike Global Ltd.
Sertus Chambers, P.O. Box 905
Quastisky Building, Road Town
Tortola, British Virgin Islands

NIO Users Limited
PO Box 173, Road Town
Tortola, British Virgin Islands

NIO Users Trust
Boundary Hall
Cricket Square, George Town
Grand Cayman
Cayman Islands

ITEM 2(c).	CITIZENSHIP:

Bin Li – People’s Republic of China

Originalwish Limited – British Virgin Islands

mobike Global Ltd. – British Virgin Islands

NIO Users Limited – British Virgin Islands

NIO Users Trust – Cayman Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value of $0.00025 per share (the “Class A Ordinary Shares”). Each Class C ordinary share, par value of $0.00025 per share (the “Class C Ordinary Shares”), held by the reporting persons is convertible into one Class A Ordinary Share at the option of the holders at any time. Each Class C Ordinary Share is entitled to eight votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

G6525F 102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSONS FILING IS A:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2019:

Reporting Person	Amount beneficially owned:		Percent of class: (1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote:		Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Bin Li	174,467,776	(2)	11.1%	0	174,467,776	(2)	0	174,467,776	(2)
Originalwish Limited	89,013,451	(3)	5.7%	0	89,013,451	(3)	0	89,013,451	(3)
mobike Global Ltd.	26,454,325	(4)	1.7%	0	26,454,325	(4)	0	26,454,325	(4)
NIO Users Limited	50,000,000	(5)	3.2%	0	50,000,000	(5)	0	50,000,000	(5)
NIO Users Trust	50,000,000	(6)	3.2%	0	50,000,000	(6)	0	50,000,000	(6)

(1)	Pursuant to Rule 13d-3(d)(l), all Class B ordinary shares and Class C ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentage of the class of securities beneficially owned by each reporting person is based on 1,569,106,220 outstanding ordinary shares as a single class, being the sum of 1,292,312,288 Class A ordinary shares, 128,293,932 Class B ordinary shares and 148,500,000 Class C ordinary shares, par value of US$0.00025 per share, of the Issuer outstanding as of December 31, 2020. In computing the percentage of ownership of the reporting persons, we have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2020.

(2)

Includes (i) 9,000,000 Class A ordinary shares issuable to Mr. Li upon exercise of options within 60 days after December 31, 2020, (ii) 4,778,523 Class A ordinary shares and 84,234,928 Class C ordinary shares held on record by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Li, (iii) 26,454,325 Class C ordinary shares held on record by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Li, (iv) 12,189,253 Class A ordinary shares and 37,810,747 Class C ordinary shares held on record by NIO Users Limited, held upon the terms of the NIO Users Trust, under which Mr. Li has reserved certain powers to himself. Each Class C Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class C Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class C Ordinary Share is entitled to eight votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(3)	Represented by 4,778,523 Class A ordinary shares and 84,234,928 Class C ordinary shares held by Originalwish Limited.

(4)	Represented by 26,454,325 Class C ordinary shares held by mobike Global Ltd.

(5)

Represented by 12,189,253 Class A ordinary shares and 37,810,747 Class C ordinary shares held on record by NIO Users Limited, a holding company controlled by NIO Users Trust. NIO Users Trust, with Maples Trustee Services (Cayman) Limited as the trustee, Mr. Bin Li has reserved certain powers to himself in respect of the NIO Users Trust as the settlor and protector, and Mr. Li and others designated by Mr. Li as beneficiaries. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Li may be deemed to beneficially own all of the ordinary shares of the Issuer held by NIO Users Limited.

(6)	Represented by 12,189,253 Class A ordinary shares and 37,810,747 Class C ordinary shares held on record by NIO Users Limited, a holding company controlled by NIO Users Trust. Also see footnote (5).

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit 99. l to Schedule 13G filed on January 23, 2019 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

Bin Li	/s/ Bin Li

Originalwish Limited	By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Director

mobike Global Ltd.	By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Director

NIO Users Limited	By:	/s/ Titan Directors Limited
	Name:	Titan Directors Limited
	Title:	Director

Maples Trustee Services (Cayman) Limited	By:	/s/ Peter Goddard
acting solely in its capacity as the trustee	Name:	Peter Goddard
of NIO Users Trust	Title:	Authorized signatory